Sonia Barros
Division of Corporation Finance
Telephone Number: (202) 551-3655
Telecopier Number: (202) 772-9217

RE:	Neuralstem, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed August 15, 2006
File No. 333-132923

Dear Ms. Barros:

We are submitting this letter in response to your comments of August 15, 2006, along with the Amended Form SB-2/A for Neuralstem, Inc. This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Management’s Discussion and Analysis and Plan of Operation, pages 23-28

1.
We note your response to our prior comment 5 and reissue that comment. We refer to your statement on page 24 that you “anticipate that [you] will approach market makers in order for them to quote [your] securities” and that “in the event [your] securities become quoted, [you] will be subject to the periodic reporting requirements of the Securities Act of 1934.” These statements are currently inaccurate. Your securities do not have to be “quoted for you to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934. Once his registration statement becomes effective, you will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, whether or not your securities are quoted. In addition, the market makers are not the quotation medium. The OTCBB would be the quotation medium. Market Makers may apply to have your securities quoted on the OTCBB. Please revise your disclosure accordingly.

Response: We have removed the reference to our securities being quoted and have revised the disclosure to accurately state that we will be subject to the reporting requirements of the Exchange Act upon the registration statement becoming effective.

Signatures

2.
We note your response to our prior comment 7 and reissue that comment. You revised signatures still do not comply with the signatures requirements of Form SB-2. Please revise Mr. Garr’s third signature to indicate he is also the company’s principal accounting officer and signing for himself in that capacity. In addition, please note that his second signature on behalf of the company is unnecessary, unless required by the company’s governing documents.

Response: We have clearly indicated that Mr. Garr is signing in his capacity as the principal accounting officer.

Financial Information

General

3.	Please revise your filing to include updated financial statements and financial disclosures through June 30, 2006 as required by Item 3 10(g) of Regulation S-B.

Response: We have updated financial statements and disclosures through June 30, 2006

Managements Discussion and Analysis

Results of Operations. page 25

4.
Please revise your disclosure regarding other expenses incurred in 2004 to discuss the charge you added in response to our previous comment 12 related to your options issued to acquire Series C preferred stock.

Response: We have updated our discussion to discuss charges added in response to your previous comment 12. Our revised disclosure is found in the paragraph on page 25 beginning with “Other income (expense) for the twelve months ended…”

Financial Information

Report of Independent Registered Public Accounting Firm

5.
Although your auditor modified the date of his report to be consistent with that identified in his consent in response to our previous comment eight, the date of the report does not appear to cover the restatement adjustment you recorded in response to our previous comment 12. Please have your auditor update his report to a date after you identified and recorded your additional restatement adjustments and modify his consent as appropriate. Please have your auditor currently date his consent.

Response: As requested, our auditor has updated their report to a date after we have identified and recorded additional restatement adjustments and modified their consent letter.

Statements of Stockholders' Deficit, page F-4

6.
Although you continue to indicate in response to our previous comment nine, that you removed reference to "Interest on notes receivable from stockholders," this line item is still in your statement of stockholders' deficit. Please remove this line item from your statement.

Response: As requested, “Interest on notes receivable from stockholder” line item in the statement of stockholders’ deficit has been removed.

Preferred Series C Stock, page F-11

7.
Although you indicate in response to our previous comment 13, that you have revised your disclosure to indicate why you decided to forego the cash consideration related to the exercise price of the Series C preferred stock options, we are unable to locate your revised disclosure, Please tell us the exact location of your revised disclosure or revise your disclosure to clearly indicate why you enticed your note holders to convert their notes to preferred stock.

Response: The disclosure requested from the previous comment 13 can be found in Note 2, subheading “Preferred Series C Shares,” 5th paragraph, 3rd sentence.

Recent Sales of Unregistered Securities, page II-1

8.
We acknowledge your response to our previous comment 16a. It appears that you still indicate on page F-10 that the warrants issued to Regal One in September 2005 are options. Please revise your disclosure to consistently reflect these instruments.

Response: As requested, we have revised our disclosure to reflect warrants instead of options.

9.
We acknowledge your response to our previous comment 16b. Although you represent that the 200,000 warrants issued to Mr. Westeich were issued in connection with the sale of common stock your disclosure on page II-3 clearly indicates that Mr. Westeich converted a note to common stock and that you issued these warrants as additional, compensation. Your disclosure in footnote 8 to the table on page 31 clearly indicates that these warrants were issued in connection with the settlement of a note. Please revise your accounting to reflect the fair value of these warrants as an induced conversion expense under SFAS 84 or tell us in detail why you continue to believe that these warrants were issued in connection with a cash sale of stock when this sale is not apparently disclosed in Part II. In any regard, as previously requested, please revise your financial statement footnotes to disclose the existence of and your accounting for these warrants or tell us where you have added this disclosure in the financial statement footnotes.

Response: As requested, we have revised our accounting to reflect the fair value of the warrants and the financial statement footnotes.

Interim Financial Statements, page F- 17

Note 4: Registration Rights Liability, page F-21

10.	We acknowledge your response to our previous comment 17. Please address the following additional comments:

a.
Please revise your registration rights disclosure here and on page 46 to clearly indicate that your one percent for each 30-day period penalties are prorated for partial periods as indicated in Section 8(c) of your Subscription Agreement for your March private placement.

Response: As requested, we have revised our disclosure.

b.
Please explain to us how you calculated the 33,000 shares of common stock to be issued under the registration rights as a result of your late filing of your initial registration statement on Form SB-2. It would appear that a 1 % penalty on 5 million shares would be 50,000 shares issuable per 30-day period. Based on the February 23, 2006 private placement closing date you disclose it appears that the most days you can accrue as of March 31, 2006 is six days. A six day penalty would appear to be only 10,000 shares while a total nine day penalty would appear to be 15,000 shares, based on the April 3, 2006 filing date. Additionally, please clarify your disclosures to indicate that the penalty starts to be assessed subsequent to the initial 30-day grace period.

Response: We have revised our calculations and agree with the six day penalty up through March 31, 2006 and a total 9 day penalty. The total number of penalty shares are 10,000 and 15,000, respectively, and we have revised our financial statements to reflect these shares.

c.
In addition to the disclosures included with regards to the shares of common stock issuable as of March 31, 2006 as a result of the registration rights agreement, please disclose the number of warrants that you were obligated to issue on March 31, 2006 and the total amount due on April 3, 2006.

Response: As requested, we have disclosed the number of warrants we are obligated to issue.

d.
Although you indicate in response to previous comment 17c that yon have reflected the shares returned or returnable from Regal One in your financial statements, you statement of stockholders' equity on page F-19 does not reflect this transaction. In addition, your footnote disclosure does not address this transaction. Please revise your accounting and disclosure to reflect the returned or returnable shares from Regal One as of March 31, 2006 and disclose the total amount of shares returned through your April 3, 2006 filing date.

Response: As requested, we have revised our financial statements to reflect the returnable shares by Regal One.

e.
Based upon the additional disclosures you include in response to comment 1% the $2,385,216 liability appears to accrue penalties that have not yet been incurred. Therefore, please reverse this liability and reflect the 2.5 million class A warrants and 2.5 million class B warrants issued and outstanding as liabilities under paragraphs 14-18 of EITF 00-19 or tell us why this accounting treatment is inappropriate. In this regard, please allocate the net proceeds from your March private placement first to the fair value of these warrants with the remainder to the common stock. Please reflect the value allocated to the warrants as a liability upon issuance and mark this liability to market at each period with the change in value recorded through your income statement. Please ensure you include the warrants issued or issuable as identified in part c. above in your liability at March 31, 2006.

Response: As requested, we reverse the $2,385,216 liability. We have allocated the net proceeds of the March private placement first to the fair value of the warrants, and then we allocated the remainder to common stock. We have also marked to market the warrants liability.

Exhibits, page II-4

11.
We acknowledge your response to our previous comment 10. It appears that you list your investment agreement with Regal One as both Exhibits 4.6 and 4.17. Please confirm to us that the only difference between the two agreements is that Exhibit 4.6 is unexecuted. If true, please revise your Exhibit list to remove the unexecuted document. Please explain to us any other differences between the two documents and revise your Exhibit list to clarify why two agreements are necessary.

Response: We have removed the reference to Exhibit 4.6 from the Exhibit Table. We are also confirming that the only difference between the two agreements is the inclusion of signatures.